UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42287

Jinxin Technology Holding Company

(Exact name of registrant as specified in its charter)

  Floor 8, Building D, Shengyin Building, Shengxia Road 666
Pudong District, Shanghai 201203
People’s Republic of China
+86 21-5058-2081
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Change of Independent Directors and Composition of Board Committees

Jinxin Technology Holding Company (the “Company”) today announced that Mr. Liwei Zhang has resigned as an independent director of the Company, with effect from October 27, 2026 due to personal reasons. Upon the effectiveness of his resignation, Mr. Zhang also ceased to serve as a member and chairman of the audit committee, a member of the compensation committee and a member of the corporate governance and nominating committee of the board of directors of the Company (the “Board”). The resignation of Mr. Zhang was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

On October 27, 2026, upon the recommendation of the corporate governance and nominating committee of the Board, the Board appointed Mr. Yu Yang as an independent director of the Company, effective October 27, 2026. Mr. Yang was also appointed as a member of each of the audit committee, the compensation committee and the corporate governance and nominating committee of the Board.

Set forth below is certain biographical information regarding the background and experience of Mr. Yang:

Mr. Yu Yang has over 20 years of experience in digital platform development, technical team management and large-scale project governance. He has technology management experience, with in-depth knowledge of internal control compliance and project risk management. Since October 2015, Mr. Yang has served as an information technology director of Shanghai Telecom Technology Development Co., Ltd. Mr. Yang holds a bachelor’s degree in communication engineering and is a certified Project Management Professional (PMP) by the Project Management Institute.

The Board has determined that Mr. Yu Yang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

After the changes described above and effective from October 27, 2026,

●	the Board consists of four (4) directors, including one (1) executive director, namely Mr. Jin Xu, and three (3) independent directors, namely Mr. Anran You, Mr. Zhenyu Zhao and Mr. Yu Yang;

●	the audit committee consists of Mr. Anran You, Mr. Yu Yang and Mr. Zhenyu Zhao, and is chaired by Mr. Anran You;

●	the compensation committee consists of Mr. Yu Yang, Mr. Anran You and Mr. Zhenyu Zhao, and is chaired by Mr. Yu Yang; and

●	the corporate governance and nominating committee consists of Mr. Zhenyu Zhao, Mr. Yu Yang and Mr. Anran You, and is chaired by Mr. Zhenyu Zhao.

Incorporation by Reference

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (File No. 333-292449) of Jinxin Technology Holding Company and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jinxin Technology Holding Company

By:	/s/ Jin Xu
Name:	Jin Xu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: October 27, 2026

2